WSTCM Credit Select Risk-Managed Fund (WAMIX)

a series of WST Investment Trust

SPECIAL MEETING OF SHAREHOLDERS ADJOURNMENT NOTICE

August 9, 2024

Urgent Proxy Information

The Special Shareholders Meeting of the WSTCM Credit Select Risk-Managed Fund (“Fund”) scheduled for Wednesday, August 7, 2024 has been adjourned to Thursday, September 19, 2024 at 11:00 a.m. Eastern Time. If you have not had the opportunity to vote your shares, this means you will have additional time to cast your vote.

REMEMBER: Your vote is important, no matter how large or small your holdings may be.

Your vote can be cast quickly and easily in one of the following ways:

• By Mail by voting, signing, dating and mailing the Proxy Card in the postage-paid return envelope previously provided to you; or

• By Internet: www.proxyvote.com (you will need your Proxy Card available); or

• By Phone: Call 1-800-454-8683 toll free.

■ Read the Proxy Statement and have your Proxy Card at hand.

■ Use any touch-tone telephone.

■ Follow the simple recorded instructions

In addition, you can vote in person at the Special Meeting at 13 Riverside Avenue, Westport, CT 06880, commencing at 11 a.m. Eastern on September 19, 2024.

It is still important that we receive your vote as soon as possible, so please take a moment to cast your vote. Remember, voting is quick and easy.

If you have already voted your shares, you do not need to vote again. Please use this notice for informational purposes only. We appreciate your participation.

If you have any questions about how to vote or on the proposals being voted or require a copy of the Fund’s Proxy Statement, please call the Fund toll-free at 1-877-972-0090.

Thank you in advance for your prompt attention to this important matter.